CLOVER LEAF CAPITAL CORP.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Clover Leaf Capital Corp.
Registration Statement on Form S-4
File No. 333-274851

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clover Leaf Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Tuesday, July 30, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ Felipe MacLean
Felipe MacLean
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP